Exhibit 99.1

CONSENT OF EXPERT

United States Securities and Exchange Commission

Re:	Endeavour Silver Corp. (the “Company”)

Reference is made to the Company’s preliminary prospectus supplement dated November 20, 2024 (the “Prospectus Supplement”) to the short form base shelf prospectus of the Company dated June 16, 2023, and the Company’s registration statement on Form F-10 as filed with the United States Securities and Exchange Commission on June 20, 2023 (File No. 333-272755) which includes, in part, the Prospectus Supplement (the “Registration Statement”).

Reference is also made to certain scientific and technical information contained in the Prospectus Supplement and the Registration Statement under the “Recent Developments” section (the “QP Information”).

The undersigned hereby consents to being named in the Prospectus Supplement and the Registration Statement and to the use and the inclusion in the Prospectus Supplement and the Registration Statement of the QP Information.

The undersigned hereby confirms that:

(a)	the undersigned has read the Prospectus Supplement and the Registration Statement and all information specifically incorporated by reference therein; and

(b)	the undersigned has no reason to believe that there are any misrepresentations contained therein or incorporated by reference therein that are (i) derived from the QP Information or (ii) within the undersigned’s knowledge as a result of the services performed by the undersigned in connection with the QP Information.

Dated: November 20, 2024

/s/ Dale Mah

Dale Mah, P. Geo.